Exhibit 99.2

PRESS RELEASE

DYNASTY GAMING  SIGNS “CHINA” DEAL WITH SEGA
EXCLUSIVE LICENSE FOR  NEW ONLINE SEGA GAMES IN CHINA MARKET

Montréal, Canada, 19 December 2007:  DNY (BVI) Limited, a wholly owned subsidiary of DYNASTY GAMING INC. [TSXV: “DNY”, OTCBB: “DNYFF”], (Dynasty), headquartered in Montreal, Canada, announced today the formal signing of a Definitive Agreement with SEGA Corporation of Japan (SEGA) for the development of new, action-packed Multi-Player Online Games for the exclusive distribution and use of the Company in China, excluding Taiwan, Hong Kong and Macau.

In a statement by Dynasty CEO, Albert Barbusci, he stressed the importance of the exclusive license-pact with SEGA.    “This agreement represents a significant step forward in our corporate goal to become China’s dominant online source for entertainment. We look forward to a long and profitable partnering with one of the world’s leading developers of some of the most popular, imaginative and successful online games and software to be found anywhere.  SEGA has built a solid reputation for high quality gaming products and together with its worldwide brand awareness, this is a tremendously important partnership for the Company, for SEGA and, of course,  the rapidly growing number of Chinese  internet users.”

“Our partnership with SEGA is an integral element of our forward-looking, strategic plan to streamline our online gaming and internet service capabilities in China by both a restructuring of our current corporate network of key alliances, like SEGA to create a solid foundation upon which we plan to establish an organization which will answer the rapidly expanding, internet-based demands of China.”

Mr. Hideki OKAMURA, Managing Director of SEGA said that “we are confident  that our agreement with Dynasty Gaming and its partners will provide our company with the facilities and capabilities to enhance SEGA’s reputation for designing online games with tremendous play-value and the very latest advances in digital gaming technology.  Dynasty Gaming  is ideally suited to reach a vast audience of Chinese online gamers through its comprehensive distribution and e-commerce  network and we look forward to a long and prosperous partnership with this company.”

Dynasty plans an aggressive marketing and promotional campaign as the new games become operational.  Through the e-commerce site, end-users may purchase the games virtually or may obtain pre-paid cards available through a total of 80,000 POS.

At the signing of the Definitive Agreement, Mr. Barbusci concluded his remarks, stating: “We view this agreement as just the beginning of our new partnership with SEGA.  Their worldwide reputation for cutting-edge creativity and their dedication to producing innovative digital games with lasting play-value, user-loyalty and high-end quality, ensures that our business relationship will be one of continuous growth and mutual prosperity.”

SEGA Corporation is a worldwide leader in interactive entertainment both inside and outside the home, encompassing consumer business, amusement machine sales and amusement center operations.  The company develops, publishes and distributes interactive entertainment software products for a variety of hardware platforms including PC, wireless devices, and those manufactured by Nintendo, Microsoft and Sony Computer Entertainment Inc.  SEGA® Corporation's Web site is located at http://sega.jp.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved of the contents of this Press Release.

Forward-Looking Statements

This Press Release contains certain, forward-looking statements with respect to the Company. These forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those herein contemplated.  We consider the assumptions upon which these forward-looking statements are based to be reasonable evaluations by the Company, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect.

For additional information, contact:
Mr. Albert Barbusci, CEO
Dynasty Gaming Inc.
Montreal, Quebec, Canada
(514) 288-0900  ext. 224